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Obagi Medical Products, Inc.

310 Golden Shore
Long Beach, California 90802

October 9, 2007

Via EDGAR and Facsimile (202-772-9217)

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Sebastian Gomez Abero

  Re:
  REQUEST FOR ACCELERATION
  OBAGI MEDICAL PRODUCTS, INC.
  REGISTRATION STATEMENT ON FORM S-1
  REGISTRATION NO. 333-146104

Dear Mr. Gomez Abero:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Obagi Medical Products, Inc., a Delaware corporation, respectfully requests the acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-146104), so that the Registration Statement shall become effective at 4:00 p.m., Eastern Time, on Thursday, October 11, 2007, or as soon as possible thereafter.

        In connection with our request for acceleration of effectiveness, the Company acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
OBAGI MEDICAL PRODUCTS, INC.
/s/ Stephen A. Garcia Stephen A. Garcia Chief Financial Officer

October 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:
Obagi Medical Products, Inc.
Registration Statement on Form S-1
File No. 333-146104

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. Eastern time on the afternoon of October 11, 2007, or as soon thereafter as practicable.

Sincerely,

Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated
CIBC World Markets Corp.
Susquehanna Financial Group, LLLP
  As Representatives

By:	Thomas Weisel Partners LLC
By:	/s/ David Stubbs
Name:	David Stubbs
Title:	Managing Director

October 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:
Obagi Medical Products, Inc.
Registration Statement on Form S-1
File No. 333-146104

Ladies and Gentlemen:

The following information with respect to the distribution of the preliminary prospectus dated September 28, 2007 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated September 28, 2007 distributed between September 28, 2007 and October 9, 2007 are as follows:

No. of Copies dated September 28, 2007
To Prospective Underwriters	4,000
To Institutions	4,000
To Statistical and Publicity Services	0
Total	8,000

Sincerely,

Thomas Weisel Partners LLC
Robert W. Baird & Co. Incorporated
CIBC World Markets Corp.
Susquehanna Financial Group, LLLP
  As Representatives

By:	Thomas Weisel Partners LLC
By:	Thomas Weisel Partners LLC
By:	/s/ David Stubbs
Name:	David Stubbs
Title:	Managing Director

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Obagi Medical Products, Inc.